Barry J. Miller
Panalaw, Inc.
9 Calle Brise Allegre, Villa Zaita
Las Cumbres, Republic of Panama

U.S. Phone (Rings in Panama): +1 248 232-8039

U.S. Mail Address:

38275 Remington Park
Farmington Hills, MI 48331

bjmiller@panalaw.net

(Admitted in the States of New York,
Massachusetts and Michigan,
but not in Panama)

VIA ELECTRONIC EDGAR FILING

April 23, 2013

Jeffrey P. Riedler, Esq.
Assistant Director
Division of Corporate Finance

Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Metrospaces, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed February 8, 2013
File No. 333-186559

Dear Mr. Riedler:

I have electronically filed on behalf of Metrospaces, Inc. (the “Registrant”) Amendment No. 1 to the referenced Registration Statement on Form S-1. This amendment indicates the changes made from the prior filing. Below are responses to your comments set forth in your letter dated March 8, 2013, addressed to Oscar Brito, the President of the Registrant, which are numbered in the same manner as your comments.

General

1. Please note that where we provide examples or references to portions of your filing to illustrate what we mean by our comments, they are examples and not exhaustive lists. If our comments are applicable to portions of the filings that we have not cited as examples, please make the appropriate changes elsewhere in the filing in accordance with our comments.

Response: We have noted this comment and have amended the registration accordingly.

2. If you will use any graphic, visual or photographic information in the printed prospectus, please provide us a proof of each such item for our review prior to its use. Please note that we may have comments regarding this material.

Response: We have noted this comment. The only such information in the printed prospectus is the organization table requested by Comment 9.

3. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Response: There are no such communications.

Prospectus Cover Page

4. If you use the prospectus before the effective date of the registration statement, please include the statements requested by Item 501(b)(10) of Regulation S-K.

Response: We will not use the prospectus before the effective date of the registration statement have therefore not included these items.

5. Given the nature of the offering and the selling stockholders, this transaction appears to be a primary offering. Accordingly, please identify the selling stockholders as underwriters here and under Plan of Distribution on page 27. We refer you to Compliance and Disclosure Interpretation, Securities Act Rules Question 612.09.

Response:
Rule 415(a)(1)(i) promulgated under the Securities Act provides that “Securities may be registered for an offering to be made on a continuous or delayed basis in the future, [P]rovided that the registration statement pertains only to [s]ecurities which are to be offered or sold solely by or on behalf of a person or persons other than the registrant, a subsidiary of the registrant or a person of which the registrant is a subsidiary.” – that is, in order to qualify for registration under Rule 415(a)(1)(i), the offering must be a secondary offering. In that connection, you directed our attention to the Staff’s guidance forth in Question 612.09 of the Compliance and Disclosure Interpretations of the rules promulgated under the Securities Act (“CD&I 612.09”). CD&I 612.09 states that “The question of whether an offering styled a secondary one is really on behalf of the issuer is a difficult factual one, not merely a question of who receives the proceeds.” It then sets forth certain factors that the Staff will consider in determining whether securities may be registered for an offering to be made on a continuous or delayed basis in the future under Rule 415, as follows:

Consideration should be given to how long the selling stockholders have held the shares, the circumstances under which they received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities, and finally, whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.

The facts in relation to these factors are as follows:

    How long the Selling Stockholders have held the shares.

The Selling Stockholders listed in the Registration Statement acquired their shares from the Registrant in arms-length transactions in August 2012. As such, they have now held these shares for more than 8 months. In light of the time involved in connection with depositing shares in brokerage accounts so that they may be sold, the selling stockholders will hold their shares for 30 to 60 days after the Registration Statement is effective. Thus, these stockholders have now held their shares for the holding period required by Rule 144 for reporting companies and, when they are able to sell their shares, they will have nearly have met the holding period for non-reporting companies.

    The circumstances under which the Selling Stockholders received their shares.

Each of the Selling Stockholders purchased his or its shares from the Registrant in an arms-length private placement. Each Selling Stockholder acquired his or its shares for cash, except that, in one case, shares were acquired in consideration of legal services. As stated in the Registration Statement, the Registrant will not receive any proceeds of sales by the Selling Stockholders. Each Selling Stockholder has borne the full economic and market risk of owning his or its shares since their purchase. The Selling Stockholders purchased their shares for investment purposes and not with a view to distribution.

    The Selling Stockholders’ relationship to the issuer.

All of the shares are being registered on behalf of persons who are not affiliates of the Registrant. None of the Selling Stockholders has any relationship with the Registrant otherwise than as set forth in the prospectus. We note in particular that Richard S. Astrom, who controls one of the Selling Stockholders, and whose wife controls another, resigned as an officer and director of the Registrant in August 2012, upon the closing under the Merger Agreement, and has since had no interest in or involvement with the Registrant, otherwise than as an indirect holder of the shares purchased in the private placement.

    The amount of shares involved.

The number of shares being registered pursuant to this Registration Statement represents approximately 14% of the outstanding shares of the Registrant and none of the Selling Stockholders holds more than 5% of its outstanding shares. The number of shares offered in relation to the total number of the Registrant’s outstanding shares is modest and the number of shares held by each stockholder is not sufficient to raise any issue as to whether he or it is an affiliate of the Registrant, both because the percentage of shares owned is small and particularly, because, irrespective of the percentage, Oscar Brito owns more than 85% of the Registrant’s outstanding shares and is its president and sole director. As a factual matter, he and he alone controls the Registrant, to the exclusion of any other person.

    Whether the Selling Stockholders are in the business of underwriting securities.

None of the Selling Stockholders is in the business of underwriting securities or is a registered broker-dealer.

    Whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.

Each of the Selling Stockholders is acting on his or its own behalf and not on behalf of the Registrant. The Registrant has not entered into any arrangement with any Selling Stockholder whereby it will receive any of the funds they receive upon the sale of his or its shares. There are no indicia that any of the selling Stockholders is engaged in a “distribution.” To the knowledge of the Registrant, none of the selling stockholders is making any special selling effort, utilizing any special selling method, or entering into any agreement, understanding or arrangement with any underwriter, broker-dealer or other person or entity with respect to the sale of the shares covered by the Registration Statement. We therefore believe that, as a matter of appearance, as well as of fact, none of the Selling Stockholders is acting as a conduit for the Registrant.

We respectfully submit that, in light of the facts presented, each of the above factors resolves favorably to the Selling Stockholders and that the Staff should conclude that (i) the offering is a secondary offering and accordingly, that the shares may be registered for delayed or continuous offering and sale under Rule 415(a)(1)(i) and (ii) the Selling Stockholders are not underwriters required to be identified as such in the Registration Statement.

6. We note that due to the limited trading of your securities on the Pink Sheets, you are unable to identify a recent market price or market on which the shares will be sold as required by Item 501(b)(3) of Regulation S-K. As such, please include a fixed price at which the securities will be offered by the selling stockholders and revise the fee table, plan of distribution, and elsewhere, as appropriate.

Response: We have complied with this comment by making the suggested revisions.

7. We note that the company appears to be quoted under “MSPC” on the OTC Markets Pink Sheets. We also note your reference to the symbols “WNDS” on the cover page and “STRP” on page 9. Please clarify here, in the Prospectus Summary on page 8, and under Plan of Distribution on page 27, the symbol under which the company’s common stock will be quoted on the OTC Markets Pink Sheets.

Response: We have complied with this comment by making the suggested clarifications.

Prospectus Summary, page 6

8. Please disclose in this section that you have pledged the shares of Urban Properties LLC to GBS and unless you are able to repay the amounts due on the Chacabuco project, the company may lose all or a significant portion of its interest in this project. The discussion should identify Urban Properties LLC, GBS and their affiliation with Mr. Brito.

Response: We have complied with this comment by making the requested changes and have cross-referenced to detailed discussions.

9. Please include an organization chart which describes your corporate organization, pledge agreements, and the relationship, if any, between Messrs. Astrom and Brito and their affiliates with the Chacabuco, Los Naranjos 320 and Los Naranjos 450 projects.

Response: We have provided this chart, as requested. We inserted it after the discussion of the merger, which we believe should first be understood, as its results are essential to the corporate organization.

In light of the complexity of the pledge arrangements, we believe that a more effective means of disclosing them was to briefly describe the pledges in notes to the organization chart and cross-reference to more detailed discussions, which include appropriate cross-references and expanded disclosure of Mr. Brito’s interests in the Registrant’s projects to the extent that they arise otherwise than through his holding of shares in the Registrant. Mr. Astrom has interest in the Registrant or any of its subsidiaries, except for his indirect interest in them as a stockholder of the Registrant through 1947 Inc.

Overview, page 6

10. Please revise the presentation to distinguish between the activities you have actually engaged in and your proposed future activities.

Response: We have complied with this comment by making the requested change.

Our History—Prior to the Merger, page 6

11. You state on page 6 that you acquired Cyberoad after the termination of the receivership. On page 7, you state that from inception in 2007 until the Urban Spaces merger in 2012, the company was a shell company with nominal assets and operations. Please tell us whether you acquired any assets or operations when you acquired Cyberoad and the details of the termination of that business.

Response: We have no knowledge of Cyberoad before we acquired it. We know that when it was converted into a Delaware corporation in 2007, it had no operations and we have discovered no assets. This is compatible with the fact that Cyberoad was a small corporation that had emerged from a receivership shortly before the conversion. We know no details of the termination of the business that it had prior to the conversion.

12. Please expand the discussion to explain the term “conversion under Delaware law.” In addition, please discuss the consideration paid to acquire Cyberoad and to whom such consideration was paid.

Response: We have complied with this comment by making the requested change. Conversion is the subject of Section 265 of the Delaware General Corporation Law and of Section 607-1112 of the Florida Statutes. The procedure is that a new Delaware corporation is established and certificates of conversion are filed in both states. As a result, in the words of Section 265, the old corporation is “converted to a corporation of this State.”

13. Please clarify why the company issued the 475 million shares of common stock and 10 million shares of Series A preferred stock to Charette Corporation in January 2010. In addition, please explain how those shares came to be held by Richard Astrom on or before the closing of the Exchange Agreement in October 2012.

Response: We have complied with this comment by making the requested clarification and explanation. We have also changed the number of shares of Common Stock involved to 500,000,000 shares (the 33,334 shares on a post-split basis that were surrendered at the closing of the Merger Agreement), corresponding to the number of shares of Common Stock surrendered by Richard S. Astrom, because certain corporate documents incorrectly indicated the lower number.

Our History—The Merger, page 8

14. Please expand the discussion concerning the private placement to indicate when the private placement occurred and how much of the $40,000 was cash consideration.

Response: We have complied with this comment by expanding the referenced discussion as suggested.

15. You state on page 8 that you will market the properties with your own sales force. On page 34, you state that you do not plan to have a sales staff. Please clarify your description on page 8 accordingly.

Response: We have complied with this comment by conforming the discussion on both pages.

Risk Factors, page 9

16. Please consider presenting the risk factors in order of significance and priority to the company. In this regard, it would appear that risks such as lack of operating history, going concern opinion, current financial condition, and the fact you could shortly lose all of your assets as a result of pledge agreements should appear in the forepart of your risk factor section.

Response: We have complied with this comment by reordering the three principal divisions of the risk factors, as well as reordering the risk factors appearing under the caption “Risk Factors Related to Our Financial Condition.”

“Local currencies used in the conduct of our business...,” page 10

17. We note the statement that “devaluation of currencies may have a negative impact on the ability of local businesses, including ours, to honor their foreign-currency-denominated debt....” Please expand your business section to discuss the extent of your foreign debt obligations and to describe your material financing arrangements.

Response: In light of the fact that, as set forth in the Registration Statement, we plan to provide that our customers will pay for condominiums in dollars or in the local current equivalent of dollars, we believe that we can order our affairs so as to be able to make payments of dollars and other foreign currencies without risks associated with inflation and have eliminated the relevant portion of this risk factor.

Since all of our material indebtedness is dollar-denominated, there are no foreign debt obligations to be discussed.

We believe that the Registration Statement, as amended in light of the Staff’s other comments, now fully discloses each of our our financing arrangements, its terms, the risks associated with it and other relevant factors.

“Political and economic conditions in Venezuela...,” page 11

18. Please expand the discussion to describe the specific dollar limitation on the transfer of funds out of Venezuela and how this limitation may affect shareholders and your operations.

Response: Venezuela currently does not limit the amount which we may transfer out of that country. We have revised to indicate that it may do so in the future and to note the possible but presently unascertainable risks arising from the death of Hugo Chavez and the campaign for the election of his successor.

“If we incur losses, we may not be able to implement our business strategy...” page 16

19. Please revise the heading of this risk factor to reflect that you have a history of operating losses.

Response: We have made the suggested revision and have also reordered the presentation in the body of the risk factor.

“Our shares of Urban Spaces have been pledged...” page 17

20. Please expand this risk factor to include a discussion of the pledge of the UPLLC interests to GBS.

Response: We have expanded the risk factor, which now begins with “Interests in two of our subsidiaries have been pledged . . .”

“Our business depends substantially on the continuing efforts...” page 17

21. Please expand this risk factor to discuss the risks associated with the fact that Mr. Brito has other full-time employment as managing partner of GBS.

Response: We have not expanded this risk factor as requested because Mr. Brito has advised that he is devoting substantially all of his time to the business of the Registrant and that, since the closing under the Merger Agreement, has become increasingly uninvolved in the management of GBS, to the point that he is presently completely uninvolved.

We wish to advise the Staff that, after that closing, Mr. Brito told GBS that he wished to resign as president and be removed from its the board of directors. GBS is a Panamanian corporation and under Panamanian corporate law, resignation cannot be effected (as it can, for example, under Delaware corporate law) by simply resigning. Under Panamanian law, the officers and directors are named in its articles of incorporation and a resignation is not legally effective until an amendment to the articles in which his name does not appear. The amendment cannot be made until the corporation holds a stockholders’ meeting and an instrument amending the articles is prepared. It is a more complicated procedure than is found in the United States and occurs at the will of the corporation, rather than the resigning person. GBS has taken no measures to amend its articles and as a result, Mr. Brito remains its legal president and one of its three directors, although as a factual matter, he has been uninvolved in its business, except for the purely ministerial function of signing its contracts because, under Panamanian law, he is the proper person to do so. He has not attended any meeting of the board.

22. We note your statement on page 46 that you believe Mr. Brito’s compensation to be inadequate. Please include this information in this risk factor and include a discussion of the increased expense of a more competitive compensation program.

Response: We have complied this comment by expanding the risk factor and by cross-referencing to an expanded “Compensation Analysis.”

23. Please expand this risk factor or add a separate risk factor to address the risks associated with your need to identify, contract with, and retain independent project managers, sales agents, and other independent contractors local to your operations.

Response: We have not complied with this comment because we do not believe that these are risks. In Argentina and Venezuela, where the Registrant is operating, and in Colombia and Peru, where it contemplates operating, independent project managers, sales agents and other independent contractors who are highly competent are readily available.

Selling Stockholders, page 26

24. Please expand your disclosure to describe the relationships any selling stockholder has had within the past three years with the company or any of its predecessors or affiliates, including those prior to the merger, and identify whether the selling stockholder is an affiliate of the company. In addition, please advise us of any relationships among the selling stockholders.

Response: We believe that the footnotes to the selling stockholders’ table as originally drafted set forth all relationships between each Selling Stockholder and the Registrant and among the Selling Stockholders. We have added a sentence stating that none of the Selling Stockholders is an affiliate of the Registrant.

25. It appears the selling shareholders acquired the shares in a private placement for which they paid an aggregate of $40,000 in cash and which offering proceeds were paid to Richard Astrom in connection with the Exchange Agreement. Since Mr. Astrom and his relatives appear to have purchased more than 50% of the shares in the private placement, please explain the business purpose for the private placement.

Response: From the Registrant’s point of view, it was a condition to the Merger that the Registrant complete a private placement of that magnitude. We believe that the business purpose on the part of Mr. Astrom was twofold: first, the proceeds of the private placement provided immediate cash to Mr. Astrom; and second, the shares that his corporation, 1947 Inc., acquired in the private placement provided an opportunity for profit. We believe that the legal details in respect of the private placement and such disclosures as are warranted by the fact that he was a related party at the time that it occurred appear throughout the prospectus.

Description of Securities—Common Stock, page 30

26. Please expand your description of your common stock to specify the vote required by security holders to take action, as required by Item 202(a)(1)(v) of Regulation S-K.

Response: We have complied with this comment by making the requested expansion.

Business

The Chacabuco Project, page 32

27. Please revise your statement that the units have been fully paid for to clarify, if true, that GBS has paid for the units but that UPLLC has not.

Response: We have redrafted the discussion of this project and the discussion of GBS in “Related Parties.” We believe that it is now clear that UPLLC is entitled to the units, that it has an unmatured obligation to pay GBS for them and that GBS has paid in full for the units. We also made some changes because we incorrectly believed that GBS was the developer of this project.

28. Please expand the discussion to describe the extent to which you have made any preconstruction sales and the amount of deposits or other payments that have already been received.

Response: We have added material indicating that UPLLC has not sold or agreed to sell any of the units.

29. Please file the agreement(s) governing the $750,000 owed, and the pledge of the UPLLC membership interests, to GBS as exhibits to the registration statement, as required by Item 601(b)(10) of Regulation S-K.

Response: We have filed these documents as requested.

30. Please provide additional information concerning the project including, but not limited to:

  When construction was started;

Response: We have provided this date.

  Who designed and constructed the project;

Response: We have provided this information.

  How the project was financed;

Response: We do not know how the project was financed, inasmuch as we have no relationship to the developer.

  A brief description of the history of prior projects actually constructed and sold by GBS Partners and/or Mr. Brito;

Response: We do not believe that a discussion of GBS’ history would assist investors, inasmuch as it is not the developer of this project and the Registrant has no connection to GBS other than the Registrant’s obligation to pay $750,000. Also, since the 9 units are fully paid and the assignment is complete, the financial condition of GBS does not appear to matter. We have expanded Mr. Brito’s biography to furnish the requested information, which we believe is generally relevant.

  Update the status of project completion and unit sales;

Response: The completion date for the project has slipped and we now expect completion during the second quarter of 2013. We believe that the language contained in the discussion of this project indicates that we do not plan to resell our units until we have received deeds for them. We do not know the status of the remaining units.

  The identification of the principals of GBS Capital Partners Inc.;

Response: GBS is a private company, which is not involved in the construction of this project. We do not believe that disclosure to investors of the names of its other principals, who are not related to Oscar Brito, would assist these investors in evaluating an investment in the Registrant.

  The relationship, if any, of GBS Capital Partners and GBS Fund;

Response: This information appears under the caption “GBS Fund” on page 42.

  Please provide information concerning the neighborhood/community where the project is located including similar construction projects, if any;

Response: We have indicated that there are several projects similar to ours in the San Telmo area. We have not listed them, but a quick web search will indicate their existence.

  The project’s target market;

Response: We have complied with this comment.

  Please convert the dimension information into square feet or yards;

Response: We have complied with this comment.

  Please clarify whether the units are efficiencies, one bedrooms, etc.;

Response: All of these units are “loft style” units and we have so indicated.

  Tell us the number of stories in the building and the nature of any amenities;

Response: We have complied with this comment.

  Please reconcile the description of the size of the building lot with the size of the common areas;

Response: The apparent discrepancy arises because the building has several stories. We have added information as to the number of stories.

  Whether the nine units you are to receive are specifically identified, e.g. unit numbers, floors, front or rear location, etc. If not, how will the units be allocated to you;

Response: We have complied with this comment.

  The price range for the project’s units and whether the nine units you have a right to have a range of list prices proportional to the number of units in the entire project;

Response: We cannot respond to this comment, inasmuch as we do have no information as to the pricing of units owned by persons other than ourselves. As indicated in the prospectus, we plan to offer our units, all of which are the same, for an aggregate of $850,000 at prices ranging between $94,000 and $96,000.

  When and how you intend to sell the units you will receive and how potential conflicts with respect to the concurrent sale of GBS’s units in the same project will be resolved; and

Response: As indicated in the prospectus, we expected to commence the sale of units when they have been completed and transferred to us in the general ways described in the forepart of the “Business” section. We acquired all of GBS’ units in the project and that, accordingly the conflicts described in this comment will not arise.

  Whether the projected $100,000 in excess of your cost is net of the cost of sales, fees, monthly charges, assessments, taxes, utilities, etc. If not, please expand the discussion to indicate the nature and extent of such expenses.

Response: We have complied with this comment.

The Los Naranjos 320 Project, page 32

31. Please file the following agreements as exhibits to the registration statement, as required by Item 601(b)(10) of Regulation S-K:

  the Alon-Bell Contract;
  the assignment of the Alon-Bell Contract to UPLLC;
  the subscription agreement with GBS Fund;
  the assignment of the Alon-Bell Contract to GBS Fund; and
  the agreement, or a form thereof, regarding the sale of the unit(s) and payments therefor.

Response: We have complied with this comment, except that, because we have not yet created a contract for the sale of units, we have not filed one.

32. Please state when GBS Fund was formed, identify the principals of GBS Fund, and state whether it currently has operations or projects other than the 320 project.

Response: We have complied with this comment in part by adding the date of formation and stating that the sole purpose of the Fund relates to this project. We have also added material under the caption “Directors, Executive Officers, Promoters and Control Persons – Related Party Transactions – GBS” on page 42 indicating the relationship of the Fund to GBS, the fees that GBS will receive from the Fund and Mr. Brito’s interest therein. The principal of the Fund is GBS and we do not believe, for the reasons set forth above, that identification of GBS’ principals, other than Mr. Brito, is appropriate.

33. Please clarify Mr. Brito’s relationship, if any, with Urban Properties, UPLLC, GBS Fund, and Alon-Bell.

Response: We have complied with this comment by adding material under the captions “GBS” and “GBS Fund” on page 42.

34. Please provide additional information concerning the project including:

  a description of the neighborhood/community where the project is located and the target market for the units;

Response: We have complied with this comment by adding the requested information.

  the number of floors to be constructed;

Response: We have complied with this comment by adding the requested information.

  property amenities; and

Response: We have complied with this comment by adding the requested information.

  an update of unit sales and the receipt of funds from such sales.

Response: We have complied with this comment by adding the requested information in the discussion relating to the financing of the project.

35. Please reconcile the 600 square meters of lot size with the statement you anticipate 700 square meters of common areas, including parking and social areas.

Response: This apparent discrepancy resulted from the fact that this is a multi-story project. As requested in Comment 34, we have disclosed the number of stories.

36. We note the total estimated cost of the project is approximately $1.9 million. Please state whether this amount is exclusive of land costs.

Response: We have already indicated that Alon-Bell owns the land in the early part of the discussion of the acquisition of its shares. We have added material in the discussion of the costs and financing of the project to indicate again that Alon-Bell owns the land and that the $520,000 paid for its shares carried with it the acquisition of the land.

37. We note the anticipated list price for all nine units is $3.5 million and that you have already sold one of the two penthouse units for $400,000. Please expand the discussion to indicate whether the sold penthouse was the 135 or 200 square meter unit and the list price of the remaining unit.

Response: We have complied with this comment by identifying the smaller unit as the subject of the deposit. We do not believe that the pricing of the larger unit would be helpful to investors and we would prefer not to disclose it publicly until we are ready to sell it, since its price may change depending on market conditions.

38. Please expand your disclosure to describe the material terms of, including the anticipated timing of payments under, the following agreements, and file these agreements as exhibits to the registration statement, as required by Item 601(b)(10) of Regulation S-K:

  the agreement(s), if any, regarding any management promotional and other services you may provide to GBS Fund and the related increase in your investment in GBS Fund; and
  any agreement(s) providing for the pre-completion sales and progress payments identified in your disclosure.

Response: There are no such agreements.

39. Please advise whether you have identified a lender for purposes of the $350,000 loan to finance this project and the anticipated timing of this financing.

Response: We have complied with this comment by adding the requested information.

40. Please expand your disclosure to describe the material terms of and anticipated timing of the anticipated GBS Fund financing, including your expected source of any funds you may invest in this financing.

Response: We have complied with this comment by adding the requested information with respect to GBS Fund and by cross-referencing to “Management’s Discussion” with respect to our future investment in this project, since the funds that may be invested are included in our general capital requirements.

41. Please clarify your statements that the qualification to do business in Venezuela and the required demolition and construction permits are routine matters or routinely granted.

Response: We are not certain what information we can provide beyond the statement that we have made, which is one of fact. If the Staff will specify in greater detail what it has in mind, we will be happy to comply with its suggestions.

42. Please clarify whether there is any relationship between the shareholders of Alon-Bell from whom Mr. Brito acquired shares and Mr. Brito and his affiliates. In this regard, we note the statement on page 33 that the land for the 450 project “is being acquired from a Venezuelan entity (independent from the entity that is developing the Las Naranjos 320 Project)....”

Response: We have complied with this comment by adding the requested information to the discussion of the acquisition of the Alon-Bell shares.

The Los Naranjos 450 Project, page 33

43. Please revise your disclosure to identify the entities selling and purchasing the land and any relationships between those entities and the company or any of its affiliates as well as the anticipated timing of the transaction(s).

Response: We have complied with this comment by adding the requested information.

44. Please advise whether you have identified any lender(s) for purposes of the $500,000 loan to finance this project.

Response: We have complied with this comment by adding the requested information.

45. Please clarify your statement that you expect construction to begin by the end of the first quarter of 2013 despite the fact that no contracts have been entered into and no permits sought.

Response: We have revised to indicate that we expect the permitting process to be completed in the second quarter of 2013. We have stated in the Registration Statement that disruptions caused by the death and funeral of Hugo Chavez and the campaign for his successor have caused administrative delays and that disputes as to the results of the election could cause them to continue.

Project Management, page 34

46. Please disclose whether you have identified a project manager for any of your three current projects and any other relationship he or she may have with the company or its affiliates.

Response: We have complied with this comment by providing disclosure in the discussion of each project.

Construction Materials, page 35; Labor, page 35

47. Please disclose whether the provisions you have identified as intending to include in your contracts are legally permissible in the jurisdictions in which you currently have projects planned or underway.

Response: We have complied with this comment by adding the suggested material.

Warranty, page 35

48. Please reconcile the statements in this section that you will not be liable for construction defects in Argentina and Venezuela with the risk factor on page 20 pertaining to warranty and other claims.

Response: The risk factor is incorrect and has been removed. We had also modified the discussion of warranty.

Regulation, page 36

49. Please expand your discussion to describe the material effects that compliance with specific U.S. and foreign federal, state, and local laws governing your activities in the United States and in the jurisdictions in which you currently have projects planned or underway, including the process for obtaining required licenses and permits.

Response: We have complied with this comment.

Liquidity and Capital Resources, page 38

50. We note the discussion on page 39 that you anticipate $650,000 in preconstruction sales and deposits over the next 12 months. Please clarify whether these funds will come from GBS’ projects sales or projects independent of GBS. If the sales you are referring to are those of GBS, tell us upon what basis you anticipate access to such funds.

Response: We have clarified that these funds will come from preconstruction sales of the two Las Naranjas projects.

Market Price, Dividends and Related Stockholder Matters, page 41

51. We note the discussion concerning limited trading activity in your shares. Please expand the related risk factor disclosures to quantify the level of activity.

Response: We have complied this this comment by expanding the related risk factor.

Directors, Executive Officers, Promoters and Control Persons, page 42

52. Please expand the description of Mr. Brito’s experience to include the extent to which he has developed, constructed, managed and sold projects similar to those in which the company has an interest or proposes to undertake. Please identify by name, location and date the most prominent of such projects. If Mr. Brito does not have such prior expertise, please include a prominent risk factor to this effect.

We have complied with this comment by adding a risk factor on page 12.

Related Party Transactions – GBS, page 44

53. Please explain to us how GBS’s lack of a security interest in the Chacabuco units or sale proceeds protects the company’s interest in the project. It would appear that in the event UPLLC is unable to make the required payments, UPLLC’s rights, and thereby the company’s rights, to the Chacabuco units and any proceeds would transfer with the pledged membership interests.

Response: We did not intend to suggest that the lack of a security interest protects the Registrant’s interest in this project, but to state the fact that UPLLC is able freely to use and transfer the units and the proceeds of their sale, which would not be the case if the security interest were on the units and proceeds themselves. We have added material to clarify this point.

54. Please expand the discussion to include the dollar amount of Mr. Brito’s interest in the transaction. In this regard, we note the company is obligated to pay GBS $750,000 for nine units and the entire construction cost for the 26 unit project is estimated at $1.35 million.

Response: We have complied with this comment by stating the amount paid by GBS for the units and by stating Mr. Brito’s anticipated profit from GBS’ sale of the units to UPLLC. We have also added a paragraph explaining why we believe that the price paid by UPLLC was fair.

55. Please identify any other relationships between the company or any of its affiliates and the remaining stockholders of GBS.

Response: We have not modified the existing discussion because there are none.

Involvement in Certain Legal Proceedings, page 44

56. Please delete the knowledge qualifier.

Response: We have complied with this comment.

Security Ownership of Certain beneficial Owners and Management, page 46

57. Please delete the knowledge qualifier. Interests of Named Experts and Counsel, page 50

Response: We have complied with this comment.

58. Please expand your disclosure to describe Mr. Miller’s interest in Fidelis Deposit Corporation.

Response: We have complied with this comment.

Prospectus Back Cover

59. Please include a statement the outside back cover page of the prospectus advising dealers of their prospectus delivery obligation, as required by Item 502(b) of Regulation S-K.

Response: We have complied with this comment.

Consolidated Financial Statements, Metrospaces, Inc.

General

60. Please provide the disclosures for real estate operations required by ASC 970 and Article 8-06 of Regulation S-X.

Response: We believe that neither ASC 920 nor Rule 8-06 of Regulation is applicable to the acquisition of these 9 condominium units. The former relates to accounting for real estate projects; the latter contemplates the acquisition of existing properties that have an operating history and that the acquiring company intends to operate.

With respect to ASC 920, the Registrant is not involved in a real estate project. All that has occurred is that it has agreed to acquire 9 condominiums in consideration of its promise to make future payments. The Registrant is not the developer of the project, is not affiliated with the developer, is not directly or indirectly responsible for the costs of the project and intends to resell the condominiums, rather than operate them. Thus, we do not understand why ASC 920 is apposite.

With respect to Rule 8-06, while the Registrant will be acquiring real property, it will be doing so – as indicated in the text of the Registration Statement and in Note 4 to the Financial Statements – with a view to reselling rather than operating them: these units, when delivered will be inventory. The Staff apparently understood that this is the case, as indicated by Comment 30, in which it asked for clarification as to whether the profit of $100,000 estimated to be received upon the resale of these condominiums was net or gross.

61. Please tell us where you have recorded occupancy expenses and any other expenses of operating your business paid for by your directors and executive officers. Please refer to SAB Topic 5:T.

Response: The Registrant has had minimal operations and expenses since its inception. Its expenses, which consist of operating expenses for administration, are not considered costs related to specific properties have been classified as general and administrative expenses.

Consolidated Statements of Cash Flows, page 55

62. Please revise to disclose information about noncash investing and financing activities. Please also confirm that the transactions disclosed under the supplemental disclosure of cash flows information did not result in cash receipts or cash payments.

Response: We have revised the statement of cash flows to present noncash investing and financing activities. We confirm that the transactions disclosed under the supplemental disclosure of cash flows information did not result in cash receipts or cash payments.

Notes to Consolidated Financial Statements

Note 4 – Deposit for Real Property, page 59

63. Please describe the authoritative guidance used to account for and determine the fair value of this asset and the related note payable at December 31, 2012. Please be sure to address how the right to acquire nine condominium units that are under construction in Venezuela meets the definition of an asset as outlined in FASB Statement of Concepts 6. Please also refer to ASC 970-340-25.

Response: The asset is the contract rights – principally the right to receive 9 condominium units –acquired by UPLLC under the Assignment of Rights and Obligations, dated May 12, 2012, between GBS and UPLLC (the “Assignment”). We believe that the value of this asset should be determined under FASB ASC 835-30-25-7. While that ASC speaks in terms of a note that is exchanged for property, goods or services, we believe that its principles apply as well in the case of the Assignment, in which instrument the obligation to make future payment in consideration of the assignment of right is set forth, rather than being evidenced by a promissory note.
Under this ASC, when parties exchange indebtedness for property, goods or services, the following guidelines apply:

    The indebtedness always has a principal component and an interest component, even if not explicitly stated;
    The principal component is equivalent to the bargained exchange price of the property, goods or services transferred;
    The interest component compensates the lender for the borrower’s use of funds as if cash had been exchanged instead of property, goods or services;
    The parties are to recognize and account for the indebtedness at the present value of the consideration on the date of the transaction;

    The premium or discount on the note, if any, will equal the difference between its face amount and its present value.

If the parties to a transaction transfer property, goods, or services in exchange for indebtedness and the terms of such indebtedness contain (1) no stated interest rate, (2) an interest rate that is visibly unreasonable or (3) a principal amount that does not equal the fair value of such indebtedness (or the cash sales price for the goods or services exchanged), then the parties must record the sales price, the cost of acquisition, and the present value of the indebtedness, using the more clearly determinable of the two following options:

    The approximate fair value of the indebtedness; or
    The fair value of the property, goods, or services exchanged.

The Assignment sets forth no stated rate of interest. Therefore, in accordance with the above guidelines the Registrant has imputed interest. The difference between the stated amount of the indebtedness and the amount of such imputed interest is the fair value of the indebtedness. The Registrant has recorded the corresponding asset (i.e., the value of the assigned rights) at the fair value of the indebtedness, because it believes that such value is more clearly determinable than the fair value of the contract rights, which will be known with precision only when the contact rights mature into delivery of the condominium units and the units are sold.

64. Please disclose the amount GBS Capital Partners paid for the condominium units and the method of payment. Please be sure to include a copy of the “right to purchase agreement” as an exhibit with your next amendment.

Response: We have disclosed these amounts under the caption “Directors, Executive Officers, Promoters and Control Persons – Related Party Transactions – GBS” on page 42. We have included a copy of the agreement as Exhibit 10.7

Note 5 – Investment in non-consolidated subsidiary, page 59

65. You account for a 26.32% investment in Promotora Alon-Bell, C.A. under the equity method. However, you did not recognize any equity income or loss from this investment in your statement of operations in 2012. Please revise your statement of operations to include the equity income or loss from this investment. Please also disclose your accounting policy for investments accounted for under the equity method.

Response: Promotora Alon-Bell, C.A. presently owns only an undeveloped lot. Accordingly, no income or loss has occurred. We have disclosed our accounting policy for investments in non-consolidated subsidiaries in Note 2 to Financial Statements. A detailed description of the transactions that culminated in the investment is set forth in Note 5 and in the Prospectus at “Las Naranjas 320 Project” on page 30.

Note 7 – Notes Payable – Related Parties, page 59

66. You disclose on page 59 that “The $260,000 promissory note payable to the prior president and sole director of the Registrant which bears interest at the rate of 0.24% and is due on August 13, 2013. This note is secured by a pledge of all of the shares of the Urban Spaces. This promissory note is subject to acceleration in the event of default and contains certain restrictive covenants, as defined in the agreement.” Further, under your Related Party disclosures on page 43, you state “In the event that the Company were to default under the Promissory Note, Mr. Astrom would be entitled to foreclose on and sell the shares of Urban Spaces at a public or private sale and apply the proceeds of such sale to satisfy the Promissory Note. Inasmuch as all of our operations are conducted through Urban Spaces, the result of such sale would be that the Company would have no operations and the holders of its Common Stock would lose all or substantially all of their investment.” And under your risk factors disclosure on page 17, you state “The Company does not presently have funds sufficient to pay this promissory note and no assurance can be given that the Company will be able to obtain the funds necessary to pay it when it is due or at all.” Please expand the “Liquidity and Capital Resources” section of your MD&A to provide a comprehensive discussion of this obligation and its risks to investors, including managements’ specific plans to obtain the funds to assure the debt is timely paid on or before August 13, 2013. Further attest that Metrospaces is currently in compliance with all of the provisions of the pledge agreement and the promissory note attached as Exhibits 10.4 and 10.5.

Response: We have complied with this comment.

GBS Capital Partners, Inc. and Subsidiaries and GBS Fund I, LLC Financial Statements

67. Due to the significance of related party transactions and common management between these entities to Metrospaces, Inc., please provide separate audited financial statements of GBS Capital Partners, Inc. and Subsidiaries (“GBS”) and GBS Fund I, LLC, a Florida limited liability company for the two years ending December 31, 2012. Refer to Articles 8-02 and 8-04 of Regulation S-X.

Response: We do not believe that audited financial statements are required from GBS Capital Partners, Inc. (“GBS”) or GBS Fund I, LLC (the “Fund”) for the following reasons:

GBS

We do not believe that audited financial statements are required from GBS is not the developer of the project in which these 9 units are being constructed; as noted above, the developer is unrelated to the Company or GBS. Further, the financial condition or expertise of GBS is immaterial to the delivery of these units, inasmuch as, as the assignee of GBS’ rights, Urban Properties has stepped into the shoes of GBS vis-à-vis the developer to the exclusion of GBS. Insofar as Rule 8-04 of Regulation S-X is concerned, we note that it deals with “Businesses Acquired or to be Acquired”; however, as noted above and as disclosed in the Registration Statement, the Registrant is acquiring 9 condominium units for resale and we do not believe that these units, in light of the circumstances under which they are being acquired and the intention of the Registrant to resell rather than operate them, them, can be characterized as a business. We believe that we may have elicited this comment because of our mischaracterization of GBS as the developer of the Chacabuco project, for which we apologize.

The Fund

We do not believe that audited financial statements are required for Fund because the investment in the Fund, which is carried on the balance sheet of the Company at the amount of $150,000, is less than 20% of the three ratios to be calculated under subsection b of that Rule. We note also that the financial statements of the Fund, even if required, would be those of an entity that had no assets until December 16, 2012, has no operations and has as its sole indirect asset a lot on which it intends to develop a condominium project; we do not understand how these financial statements (even if required) would be of value to a potential investor.

Related Businesses

We do not believe that there are related businesses present, because, for the reasons stated above, the acquisition of the 9 condominiums from GBS did not constitute the acquisition of a business. Thus, only the investment in the Fund might be the acquisition of a business and, as stated, no financial statements are required with respect thereto.

Proforma Financial Statements

68. Please provide proforma financial statements in accordance with Article 8-05 of Regulation S-X which should include detailed disclosure of the basis for adjustments made to affect the reverse merger.

Response: For the following reasons, we do not believe that pro forma financial statements are required by Rule 8-05 of Regulation S-X:

(a)

Under subsection (b)(i) of the Rule, if a transaction was consummated during the most recent fiscal year, as is the case here, pro forma statements of income reflecting the combined operations of the entities involved in the transaction are required for the latest fiscal year and interim period, if any. However, as indicated in the Registration Statement (see “Prospectus Summary – Our History – Prior to the Merger”), the Registrant, which for accounting purposes was the entity acquired in the Merger, had no operations, revenue or expenses since 2006. Accordingly, the combined statement of operations for the Registrant and Urban Spaces, which for accounting purposes was the acquiring entity in the Merger, on the one hand, and the statement of operations of Urban Spaces which appear in the Registration Statement, on the other hand, would be identical. We do not think that a pro forma income statement that shows no adjustments will be useful to investors.

(b)

Subsection (b)(ii) of the Rule is inapposite, because it requires a pro forma balance sheet giving effect to the combination as of the date of the most recent balance sheet “[i]f consummation of the transaction has occurred or is probable after the date of the most recent balance sheet . . .” In this case, the transaction was consummated before the date of the current balance sheet and is reflected therein.

For your reference we are attaching a consolidation worksheet for the Balance Sheet, which reflects the transaction as it was accounted for as of and for the period ending December 31, 2012.

Item 16. Exhibits and Financial Statement Schedules, page II-3

69. Please file a list of your subsidiaries as required by Item 601(b)(21) of Regulation S-K. Expenses Relating to this Offering, page 149

Response: We have complied with this comment by adding Exhibit 21.

70. Please revise the table to include your estimated expenses for your transfer agents’ fees as required by Item 511 of Regulation S-K.

Response: We have complied with this comment.

Item 15. Recent Sales of Unregistered Securities

71. With respect to the nine investors, please identify the specific consideration paid by each investor. As to any securities sold otherwise than for cash, state the nature of the transaction and the nature and aggregate amount of consideration received by the registrant.

Response: We have complied with this comment by stating the per-share consideration, which was the same for each investor.

We hope that we have been responsive to your comments.

Sincerely yours,
Barry J. Miller